Exhibit 99.1

Dear IceCure Medical Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders of IceCure Medical Ltd. (the “Meeting”), to be held on Monday, April 10, 2023 at 4:00 p.m. Israel time (Israel time), by means of remote communication, in a ZOOM conference, using the following URL: https://us02web.zoom.us/j/88995303001?pwd=ZnE2Vi9JTmViYXl2bGJCU2c3MWZnQT09

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Special General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on Wednesday, March 8, 2023 are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting as detailed in the Notice.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
Ron Mayron
Chairman of the Board of Directors March 1, 2023

ICECURE MEDICAL Ltd.

Notice of SPECIAL General Meeting of shareholders

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of IceCure Medical Ltd. (the “Company”) will be held on Monday, April 10, 2023 at 4:00 p.m. Israel time, by means of remote communication, in a ZOOM conference, using the following URL: https://us02web.zoom.us/j/88995303001?pwd=ZnE2Vi9JTmViYXl2bGJCU2c3MWZnQT09

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The following matters are on the agenda for the Meeting:

1.	To approve an update to the monthly consideration of Mr. Ron Mayron, the Company’s Active Chairman of the Board of Directors.

2.	To approve an update to the notice period for the employment agreement of Mr. Eyal Shamir, the Company’s Chief Executive Officer and director.

3.	To approve a grant of options to Mr. Ron Mayron, the Company’s Active Chairman of the Board of Directors.

4.	To approve a grant of options to Mr. Eyal Shamir, the Company’s Chief Executive Officer and director.

5.	To approve a grant of options to Mr. Yang Huang, the Company’s director.

6.	To approve the grant of a letter of indemnification by the Company to Mr. Vincent Chun Hung Chan, an independent director.

Board Recommendation

Our board of directors (the “Board of Directors”) unanimously recommends that you vote “FOR” of each of the above proposed resolutions, which are described in the attached proxy statement (the “Proxy Statement”).

Shareholders of record at the close of business on Wednesday, March 8, 2023 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of Company’s ordinary shares, no par value (the “Ordinary Shares”). By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend.

Shareholders registered as Company’s shareholders in Israel and beneficial owners in the name of a member of Tel Aviv Stock Exchange (TASE) Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport, or certification of incorporation. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than April 10, 2023 at 12:00 p.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended.

Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority, no later than April 10, 2023 at 10:00 a.m. Israel time. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 in the Israeli Companies Law regulations (proxy and positions statements).

If you are a beneficial owner of shares registered in the name of a member of TASE and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to the Company a proof of ownership in accordance with the Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000. Detailed voting instructions are provided in the Proxy Statement.

Shareholders registered directly with the transfer agent

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Ronen Tsimerman, Chief Financial Officer of the Company, and/or Eyal Shamir, Chief Executive Officer of the Company, or to vote in person at the Meeting.

Shareholders of beneficial owner

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting, and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name”, as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Sincerely,

Ron Mayron
Chairman of the Board of Directors

March 1, 2023

ICECURE MEDICAL LTD.

CEASEREA, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 10, 2023

The enclosed Proxy Statement is being solicited by the board of directors (the “Board of Directors”) of IceCure Medical Ltd. (the “Company”) for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held at on Monday, April 10, 2023, at 4:00 p.m. Israel time, or at any adjournment or postponement thereof, by means of remote communication, in a ZOOM conference, using the following URL: https://us02web.zoom.us/j/88995303001?pwd=ZnE2Vi9JTmViYXl2bGJCU2c3MWZnQT09

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

Quorum and Adjournment

Two or more shareholders present, personally or by proxy, holding not less than 25% (twenty-five) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Monday, April 10, 2023, at 6:30 p.m. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval pf Each of the Proposals

Pursuant to the Companies Law, proposals No. 1, 3 and 6 described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Proposals No. 2, 4 and 5 are subject to the fulfillment of the aforementioned voting requirements and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”). For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via email: ronent@icecure-medical.com. Any Position Statement received will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il. Position Statements should be submitted to the Company no later than March 31, 2023. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than April 5, 2023.

One shareholder or more holding Ordinary Shares which reflects 5% or more of the Company’s voting rights (2,281,172 Ordinary Shares), and whoever holds 5% of the Company’s voting rights without taking into consideration the shares that are held by the Company’s controlling shareholder (1,078,686 Ordinary Shares) is entitled to examine the proxy and voting material in the Company’s office after the General Meeting was held.

It is noted that there may be changes on the agenda after publishing the Proxy, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

to approve aN UPDATE TO THE MONTHLY CONSIDERATION OF mR. RON MAYRON,
THE cOMPANY’S ACTIVE CHAIRMAN OF THE bOARD OF DIRECTORS

Background

Under the Companies Law and the Israeli Securities Authority’s position statements by, arrangements concerning compensation of a company’s Active Chairman of the Board of Directors (“Chairman”), in accordance with the terms of the Compensation Policy, require the approval by the Compensation Committee, the Board of Directors and the Company’s shareholders, in a Simple Majority (as defined above), in that order.

General

Mr. Mayron has been with the Company since January 10, 2018 as the Company’s Active Chairman. Mr. Mayron has made a significant contribution to the Company’s business and growth since his appointment as Chairman. The Compensation Committee and the Board of Directors believe that Mr. Mayron performs a significant role in the planning, establishment, and implementation of the Company’s business model, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

Taking into account numerous factors, including the provisions of the Company’s Compensation Policy, as approved by the Company’s shareholders on March 3, 2022 (the “Compensation Policy”), and other relevant information and materials presented to them, the Compensation Committee and the Board of Directors have approved on February 16, 2023, and February 19, 2023, respectively, and are recommending that the shareholders approve the update of Mr. Mayron’s monthly consideration.

The current monthly consideration paid to Mr. Mayron, as previously approved by the Company’s shareholders, is in the amount of NIS 25,000 (approx. $6,812) for a minimum of 37 hours per month. The Compensation Committee and the Board of Directors suggest increasing Mr. Mayron’s consideration to NIS 33,000 (approx. $8,992) for a minimum of 49 hours per month as of February 19, 2023.

When reaching their conclusion, the Compensation Committee and the Board of Directors analyzed all factors and considerations required under the Companies Law and the Compensation Policy; the responsibilities and duties performed by Mr. Mayron and the importance of Mr. Mayron to the future growth of the Company; the increase in the Company’s activities and the estimation of Mr. Mayron’s expected ongoing contribution.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an update to the monthly consideration of Mr. Ron Mayron, the Company’s Active Chairman of the Board of Directors, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

pROPOSAL 2

to approve aN UPDATE TO THE NOTICE PERIOD FOR THE EMPLOYMENT AGREEMENT OF MR. EYAL SHAMIR,
THE cOMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR

Background

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation of a company’s chief executive officer (“CEO”), in accordance with or which exceed the terms of the Policy, require the approval by the Compensation Committee, the Board of Directors and Company’s shareholders (in a Special Majority, as defined above), in that order.

General

Mr. Shamir has been with the Company since November 11, 2016 as the Company’s CEO and has been a director of the Company since December 5, 2017. Mr. Shamir has made a major contribution to the Company’s business and growth since his appointment as CEO and director. The Compensation Committee and the Board of Directors believe that Mr. Shamir performs a significant role in the planning, establishment, and implementation of the Company’s business model, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

Taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information, materials presented to them, including compared components of compensation to companies similar to the Company using a benchmark analysis performed by an independent consultant, the Compensation Committee and the Board of Directors have approved on February 16, 2023 and February 19, 2023, respectively, and are recommending that the shareholders approve the update of Mr. Shamir’s advance notice period.

The current notice period in Mr. Shamir’s employment agreement, as approved for Mr. Shamir by the Company’s shareholders in 2017, is ninety (90) days. The Company suggests updating the notice period Mr. Shamir’s employment agreement in accordance with the limitations of the Compensation Policy, to one hundred and eighty (180) days (the “New Notice Period”).

The suggested New Advance Notice Period for Mr. Shamir was evaluated by the Compensation Committee and Board, focusing on the Company’s financial stability and resources, as well as on its organic and inorganic growth. When reaching their conclusion, the Compensation Committee and the Board of Directors analyzed all factors and considerations required under the Companies Law, including customary comparable industry data which indicated that the New Advance Notice Period is common for CEOs in other similar Israeli dual listed companies. In addition, the Compensation Committee and the Board of Directors analyzed the responsibilities and duties performed by Mr. Shamir, the estimation of Mr. Shamir’s expected ongoing contribution and the importance of Mr. Shamir to the future growth and profitability of the Company.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an update to the notice period for the employment agreement of Mr. Eyal Shamir, the Company’s Chief Executive Officer and director, as set forth in the Proxy Statement.”

The approval of Mr. Shamir’s New Advance Notice Period, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

Please note that we consider it highly unlikely that any of our shareholders has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 3

TO APPROVE A GRANT OF OPTIONS TO mR. RON MAYRON,
THE cOMPANY’S ACTIVE CHAIRMAN OF THE bOARD OF DIRECTORS

On February 16, 2023 and February 19, 2023 (the “Date of Grant”), the Compensation Committee and the Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve, a grant of options to purchase Ordinary Shares to Mr. Ron Mayron, the Company’s Active Chairman of the Board of Directors, under the 2017 Share Option Plan (the “Option Plan”).

Therefore, the Company wishes to grant an aggregate number of 59,295 options to purchase up to 59,295 Ordinary Shares of the Company to Mr. Mayron, equal to, if exercised, approximately 0.13% of the Company’s outstanding share capital and 0.12% of the Company’s share capital on a fully diluted basis as of the date hereof (“Mr. Mayron’s Options”).

Together with 255,296 options to purchase 255,296 Ordinary Shares of the Company, previously granted to Mr. Mayron, Mr. Mayron holds approximately 0.68% of the Company’s outstanding share capital and 0.63% of the Company’s share capital on a fully diluted basis as of the date of this Proxy Statement.

The Compensation Committee and the Board of Directors believe it to be in the best interests of the Company to grant options to purchase Ordinary Shares, under the Option Plan, to Mr. Mayron, in the following terms:

Mr. Mayron’s Options are subject to standard four-year vesting under the Option Plan, and shall vest according to the following schedule: (i) twelve (12) months following the Date of Grant, an amount equal to 1/4 (4/16 of the total amount) of the options shall vest (hereinafter for the purpose of this Proposal 3, the “First Installment”); (ii) following the First Installment, additional equal amounts (1/16 each of the total amount for 12 quarters) shall vest at the end of each three (3) months (quarter). The options will be subject to a ten (10) year expiration from the Date of Grant, and such other terms and conditions set forth in the Company’s options agreement and the provisions of the Option Plan. The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961. The “Date of Grant” shall mean February 19, 2023, the date of approval by the Board of Directors, subject to the approval sought herein.

Mr. Mayron’s options shall be exercised at an exercise price of NIS 4.68 ($1.37) per Ordinary Share, which equals the average share price on the TASE, over the last 30 trading days immediately prior to the Date of Grant, plus 5%.

It is hereby clarified that the vesting period for Mr. Mayron’s Options may be accelerated upon the occurrence of special events, as defined in the Compensation Policy.

The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

In making its recommendation regarding the approval of Mr. Mayron’s Options, the Compensation Committee, and the Board of Directors each have also considered, inter alia: (i) the factors included in the Compensation Policy, including, the position, responsibilities, background and experience of Mr. Mayron; (ii) that the option grants reflect a fair and reasonable value for Mr. Mayron’s services; and (iii) the number of options previously held by Mr. Mayron. The proposed grant is consistent with our Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Ron Mayron, the Company’s Active Chairman of the Board of Directors, options to purchase Ordinary Shares, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 4

 TO approve a grant of options to Mr. EYAL SHAMIR,
the COMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR

On February 16, 2023 and February 19, 2023 (the “Date of Grant”), the Compensation Committee and the Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve, a grant of options to purchase Ordinary Shares to Mr. Eyal Shamir, the Company’s Chief Executive Officer and Director, under the Option Plan.

Therefore, the Company wishes to grant an aggregate number of 72,321 options to purchase up to 72,321 Ordinary Shares of the Company to Mr. Shamir, equal to, if exercised, approximately 0.16% of the Company’s outstanding share capital and 0.15% of the Company’s share capital on a fully diluted basis as of the date hereof (“Mr. Shamir’s Options”).

Together with 67,896 Ordinary Shares owned by Mr. Shamir and 506,567 options to purchase up to 506,567 Ordinary Shares of the Company, previously granted to Mr. Shamir, Mr. Shamir holds approximately 1.4% of the Company’s outstanding share capital and 1.29% of the Company’s share capital on a fully diluted basis as of the date of this Proxy Statement.

The Compensation Committee and the Board of Directors believe it to be in the best interests of the Company to grant options to purchase Ordinary Shares, under the Option Plan, to Mr. Shamir, in the following terms:

Mr. Shamir’s Options are subject to standard four-year vesting under the Option Plan, and shall vest according to the following schedule: (i) twelve (12) months following the Date of Grant, an amount equal to 1/4 (4/16 of the total amount) of the options shall vest (hereinafter for the purpose of this Proposal 4, the “First Installment”); (ii) following the First Installment, additional equal amounts (1/16 each of the total amount for 12 quarters) shall vest at the end of each three (3) months (quarter). The options will be subject to a ten (10) year expiration from the Date of Grant, and such other terms and conditions set forth in the Company’s options agreement and the provisions of the Option Plan. The “Date of Grant” shall mean February 19, 2023, the date of approval by the Board of Directors, subject to the approval sought herein.

Mr. Shamir’s options shall be exercised at an exercise price of NIS 4.68 ($1.37) per Ordinary Share, which equals the average share price on the TASE over the last 30 trading days immediately prior to the Date of Grant, plus 5%.

It is hereby clarified that the vesting period for Mr. Shamir’s Options may be accelerated upon the occurrence of special events, as defined in the Compensation Policy.

The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

In making its recommendation with regard to the approval of Mr. Shamir’s Options, the Compensation Committee and the Board of Directors each have also considered, inter alia: (i) the factors included in the Compensation Policy, including, the position, responsibilities, background and experience of Mr. Shamir; (ii) that the option grants reflect a fair and reasonable value for Mr. Shamir’s services; (iii) customary comparable industry data; and (iv) the number of options previously held by Mr. Shamir. The proposed grant is in accordance with our Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Eyal Shamir options to purchase Company’s Ordinary Shares as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

Please note that we consider it highly unlikely that any of our shareholders have a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 5

TO APPROVE A GRANT OF OPTIONS TO MR. YANG HUANG, THE COMPANY’S DIRECTOR

On February 16, 2023 and February 19, 2023 (the “Date of Grant”), the Compensation Committee and the Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve, a grant of options to purchase Ordinary Shares to Mr. Yang Huang, the Company’s director, under the Option Plan.

Therefore, the Company wishes to grant an aggregate number of 40,705 options to purchase up to 40,705 Ordinary Shares of the Company to Mr. Huang, equal to approximately 0.09% of the Company’s outstanding share capital and 0.08% of the Company’s share capital on a fully diluted basis as of the date hereof (“Mr. Huang’s Options”).

Together with 143,168 options to purchase 143,168 Ordinary Shares of the Company, previously granted to Mr. Huang, Mr. Huang holds approximately 0.4% of the Company’s outstanding share capital and 0.37% of the Company’s share capital on a fully diluted basis as of the date of this Proxy Statement.

The Compensation Committee and the Board of Directors believe it to be in the best interests of the Company to grant options to purchase Ordinary Shares, under the Option Plan, to Mr. Huang, in the following terms:

Mr. Huang’s Options are subject to a standard four-year vesting under the Option Plan, and shall vest according to the following schedule: (i) twelve (12) months following the Date of Grant, an amount equal to 1/4 (4/16 of the total amount) of the options shall vest (hereinafter for the purpose of this Proposal 5, the “First Installment”); (ii) following the First Installment, additional equal amounts (1/16 each for 12 quarters) shall vest at the end of each three (3) months (quarter). The options will be subject to a ten (10) year expiration from the Date of Grant, and such other terms and conditions set forth in the Company’s options agreement and the provisions of the Option Plan. The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961. The “Date of Grant” shall mean February 19, 2023, the date of approval by the Board of Directors, subject to the approval sought herein.

Mr. Huang’s options shall be exercised at an exercise price of NIS 4.68 ($1.37) per Ordinary Share, which equals the average share price on the TASE, over the last 30 trading days immediately prior to the Date of Grant, plus 5%.

It is hereby clarified that the vesting period for Mr. Huang’s Options may be accelerated upon the occurrence of special events, as defined in the Compensation Policy.

In making its recommendation with regard to the approval of Mr. Huang’s Options, the Compensation Committee and the Board of Directors each have also considered, inter alia: (i) the factors included in the Compensation Policy, including, the position, responsibilities, background and experience of Mr. Huang; (ii) the fact that Mr. Huang contributes greatly to the Company in its regulatory and commercial activities in the Chinese and Eastern Asia markets and as of this date does not receive annual and per-meeting compensation from the Company; (iii) that the option grants reflect a fair and reasonable value for Mr. Huang’s contributions as mentioned above; and (iv) the number of options previously held by Mr. Huang.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant options to purchase Ordinary Shares to Mr. Yang Huang, the Company’s director, in the terms as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

Please note that we consider it highly unlikely that any of our shareholders has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 6

TO APPROVE THE GRANT OF A LETTER OF INDEMNIFICATION BY THE COMPANY TO MR. VINCENT CHUN HUNG CHAN, COMPANY’S DIRECTOR

Background

Pursuant to the Companies Law, the grant of an Indemnification Letter by the Company to a director is required to be approved by the Compensation Committee, the Board of Directors and shareholders of the Company. However, regulation 1B4 of the Companies Regulations (interested party transactions), 5760-2000, allows the Compensation Committee and the Board of Directors to approve the grant of an indemnification letter until the next earliest meeting of shareholders of the Company.

General

On December 4, 2022, the Compensation Committee and the Board of Directors approved the appointment of Mr. Vincent Chun Hung Chan as an independent director (under Nasdaq rules) on the Company’s Board of Directors, and on February 16, 2023 and February 19, 2023, the Compensation Committee and the Board of Directors approved a grant of an Indemnification and Exemption Letter by the Company to Mr. Chan.

Therefore, the Company wishes to grant an Indemnification Letter, in the form approved by the Company’s shareholders and granted to all other office holders in the Company (the “Indemnification Letter”).

In making its recommendation with regard to the approval of an Indemnification Letter to Mr. Chan, the Compensation Committee and the Board of Directors each have also considered, inter alia: (i) the factors included in the Compensation Policy; (ii) the fact that all office holders and Directors were granted with identical terms of indemnification and exemption and in the same form; (iii) the fact that indemnification and exemption are a common defense for officer holders in public companies in Israel.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the grant of an Indemnification Letter by the company to Mr. Chan to the full extent permitted by the law and in accordance with the Company's Compensation Policy.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760- 2000), the Company also files reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the TASE website at http://www.maya.tase.co.il.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 1, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MARCH 1, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the TASE and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share for Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Ha’Eshel St., Caesarea, 3079504, Israel

By Order of the Board of Directors

IceCure Medical Ltd.
Ron Mayron, Chairman of the Board of Directors

ICECURE MEDICAL LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Eyal Shamir, Chief Executive Officer and Director, Mr. Ronen Tsimerman, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of IceCure Medical Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on Monday, April 10, 2023 at 4:00 p.m. Israel time, by means of remote communication, in a ZOOM conference, using the following URL: https://us02web.zoom.us/j/88995303001?pwd=ZnE2Vi9JTmViYXl2bGJCU2c3MWZnQT09 and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy Statement, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ICECURE MEDICAL LTD.

SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: April 10, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve an update to the monthly consideration the Mr. Ron Mayron, the Company’s Active Chairman of the Board of Directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To approve an update to the advance notice period for Mr. Eyal Shamir, the Company’s Chief Executive Officer and director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2a.

Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 2?*.

*If you do not indicate a response YES for this item 2a, your shares will not be voted for Proposal No. 2

❑	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 2

3.	To approve a grant of options to Mr. Ron Mayron, the Company’s Active Chairman of the Board of Directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve a grant of options to Mr. Eyal Shamir, the Company’s Chief Executive Officer and director

☐	FOR	☐	AGAINST	☐	ABSTAIN

4a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 4?*

*If you do not indicate a response YES for this item 4a, your shares will not be voted for Proposal No. 4.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 4

5.	To approve a grant of options to Mr. Yang Huang, the Company’s director

☐	FOR	☐	AGAINST	☐	ABSTAIN

5a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 5?*

*If you do not indicate a response YES for this item 5a, your shares will not be voted for Proposal No. 5.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 5

6.	To approve a grant of a letter of indemnification by the Company to Mr. Vincent Chun Hung Chan, an independent director

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.